Filed pursuant to Rule 433

Registration Statement No. 333-166746

Council of Europe Development Bank

Final Term Sheet – September 27, 2016

1.000% USD 500 million Global Notes due February 4, 2019

Issuer:	Council of Europe Development Bank (CEB)

Issuer Ratings:[1]	Aa1 – stable outlook (Moody’s) / AA+ – stable outlook (S&P) / AA+ – stable outlook (Fitch)

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	USD 500,000,000.00

Pricing:	September 27, 2016

Settlement:	October 4, 2016 (T+5)

Maturity:	February 4, 2019

Interest Payment Dates:	February 4 and August 4, with the Notes bearing interest from October 4, 2016, with the initial interest payment being made on February 4, 2017 (short first coupon)

Coupon:	1.000% paid semi-annually in arrears, 30/360 unadjusted following

Reoffer Spread vs. Midswaps:	m/s + 7 bps

Reoffer Spread vs. Benchmark:	T + 33.65 bps

[1]	Ratings are not a recommendation to purchase, hold or sell Notes, in as much as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the CEB and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

Reoffer Price:	99.828%

Reoffer Yield:	1.075% (semi-annual)

Underwriting Commissions:	0.075%

All-in Price:	99.753%

All-in Yield:	1.108% (semi-annual)

Net Proceeds to the Issuer (Before Expenses):	USD 498,765,000.00

Settlement:	DTC (deliverable through Euroclear and Clearstream)

Benchmark:	UST 0.75% due September 2018

Benchmark Yield:	0.738% (semi-annual)

Denominations:	USD 1,000.00 and multiples thereof

Leads:	Deutsche Bank / J.P. Morgan

Business Days:	TARGET, London, New York (following unadjusted)

Listing:	Expected on Luxembourg Stock Exchange

ISIN / CUSIP:	US222213AN06 / 222213AN0

Documentation:	US SEC-registered debt shelf program

Governing Law:	New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 or from the Articles of Agreement of the Issuer

Offers and sales in the United States will be made through affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about October 4, 2016, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”. Under applicable U.S. rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Furthermore, the standard settlement cycle on the Luxembourg Stock Exchange is two business days.

Accordingly, purchasers who wish to trade Notes in transactions that are ordinarily scheduled to settle prior to October 4, 2016 will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan by calling +1-866-430-0686 or from Deutsche Bank by calling +1-800-503-4611.  The registration statement including the prospectus may also be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312510116321/dsb.htm , and the prospectus supplement may be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312511122742/d424b3.htm. Information found through hyperlinks from the above hyperlink is not part of this Final Term Sheet.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.